SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 13 January 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



      Bank of Ireland announces new appointment to Court of Directors


Bank of Ireland is pleased to announce the appointment of Paul Haran to the Court of Directors with immediate effect; He has been a trustee of the Bank of Ireland Millennium Scholars Trust since the inception of the scheme in 1999.

Paul retired last year as Secretary General of the Department of Enterprise, Trade and Employment at the end of his 7-year term of office. During that period, he was also a member of the National Economic and Social Council and the Board of Forfas.

Paul Haran holds a B.Sc. (Computer Science) degree and an M.Sc. in Public Sector Analysis from Trinity College, Dublin. He is a member of the Council of the Economic and Social Research Institute and a Board member of the Irish Management Institute.

He was appointed by the Minister for Justice and Law Reform to chair the Working Group on Legal Costs.


13 January 2005


Contact:
Dan Loughrey, Head of Group Corporate Communications 00 353 1 604 3833 Fiona Ross, Head of Group Investor Relations 00 353 1 604 3501

/End

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 13 January 2005